Beau Yanoshik

Associate

+1.202.373.6133

joseph.yanoshik@morganlewis.com

via EDGAR Correspondence

July 1, 2016

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment Nos. 159 and 185 to the Registrant’s Registration Statement on Form N-1A

Dear Mr. Williamson:

This letter responds to the comment you provided in a telephonic conversation with me on Wednesday, June 15, 2016, with respect to Post-Effective Amendment Nos. 159 and 185. Post-Effective Amendments No. 159 and 185 were filed on December 17, 2015 and May 31, 2016, respectively, and included disclosure with respect to the SPDR® Dorsey Wright Fixed Income Allocation ETF (the “Fund”), a separate series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of the Post-Effective Amendments.

A summary of the comment, and a response thereto on behalf of the Registrant, are provided below.

Comment: With respect to the response to prior Comment 12, please explain how the Fund is comfortable that it will not take a 25% position in an ETF that is or may become illiquid. In particular, please describe the data considered in determining liquidity and how the data supports the conclusion.

Response: The Registrant does not expect to take a 25% position in an ETF that is or may become illiquid. Industry experts, including the Fund’s Adviser, believe that it is the securities that are held by an ETF that drive the liquidity of the ETF. Because the ETFs in the underlying index, and as a result in the Fund, are ETFs advised by the Fund’s Adviser, the Adviser or the index provider for the underlying ETF has already made a determination that the underlying securities/index components of the underlying ETFs are liquid. The Registrant expects that, under normal circumstances, an active secondary market will exist for shares of the underlying ETFs included in the Index. The Adviser may look to the average daily trading volume of an Underlying ETF for an indication of the existence of an active secondary market. Further, the Registrant expects that authorized participants will be able to effect creation and redemption transactions in the underlying ETF shares held by the Fund under all market circumstances.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.